THE ALGER FUNDS

100 Pearl Street, 27th Floor

New York, New York 10004

June 2, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey

Re:	Alger International Small Cap Fund, a series of The Alger Funds

(File Nos.: 33-4959, 811-1355)

Dear Ms. Dubey:

On behalf of Alger International Small Cap Fund (the “Fund”), a series of The Alger Funds (the “Registrant”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Mia G. Pillinger by telephone on May 21, 2025, regarding Post-Effective Amendment No. 152 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on April 15, 2025 (the “Registration Statement”) in order to launch the Fund.

The Staff’s comments have been restated below in italicized text. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. The Registrant plans to file an amendment to the Registration Statement (the “Amendment”) on or about June 30, 2025, in order to (i) reflect changes made in response to the Staff’s comments, (ii) file certain exhibits, and (iii) make certain other non-material revisions. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement. Where comments were provided to the prospectus for one share class of the Fund, the Registrant has made conforming changes to the Fund’s other share class prospectus.

Prospectus Summary—Fund Fees and Expenses

Comment No. 1:	Please provide for the Staff’s review in this response letter a completed fee table for each of the Fund’s two share classes.

Response No. 1:	Please refer to Attachment A to this response letter, which includes completed fee tables for Class A and Class Z shares of the Fund.

Comment No. 2:	In footnote *** to each share class’s fee table, the Staff notes that the waiver agreement does not exclude advisory fees. Please explain how waiving advisory fees does not constitute impermissible cross-subsidization of the advisory fee under Rule 18f-3. Please refer to the Staff’s guidance in the bulletin entitled “Differential Advisory Fee Waivers” (dated Feb. 2, 2023).

June 2, 2025

Response No. 2:	The Registrant notes, as disclosed in footnote *** to each share class’s fee table, that the contractual agreement is to limit “other expenses and any other applicable share class-specific expenses,” rather than limiting each share class’s total expense ratio. The Registrant has specifically structured and intended for this waiver agreement, and the related waiver structure, to comply with Rule 18f-3 and to avoid impermissible cross-subsidization of the advisory fee, by limiting the scope of the agreement only to “Other Expenses” and “share class-specific expenses” (i.e., Rule 12b-1 Fees). The Registrant therefore believes that the waiver agreement expressly complies with the requirements of Rule 18f-3 and the Staff’s guidance cited above.

Comment No. 3:	Please confirm that the waiver agreement referenced in footnote *** to each share class’s fee table will be filed as an exhibit to the Fund’s Registration Statement.

Response No. 3:	The Registrant confirms that the waiver agreement will be filed as an exhibit to the Amendment.

Prospectus Summary—Principal Investment Strategy

Comment No. 4:	The third paragraph of the Fund’s principal investment strategy states that the Fund invests “primarily” in equity securities of international small cap companies. Please disclose what “primarily” means with specificity (i.e., disclose a specific amount).

Response No. 4:	The Registrant respectfully notes that the term “international” describes the Fund’s approach to constructing a portfolio, but does not communicate the composition of the Fund’s portfolio with any particularity, and is, therefore, not subject to the requirements of Rule 35d-1 under the 1940 Act (the “Names Rule”) (see 2023 Names Rule adopting release (Investment Company Names, Release No. 33-98438 (Sep. 20, 2023)) at pages 43-44). The Registrant does not generally have a practice of defining what “primarily” translates to as a percentage of assets for terms not subject to the Names Rule. The Registrant intends to follow this practice with the Fund’s disclosure and has therefore not added language defining “primarily” in percentage terms.

Comment No. 5:	One of the ways that the Fund defines small cap companies is companies that, at the time of purchase of the securities, have a total market capitalization in the range of companies included in the MSCI World ex-USA Small Cap Index. The Staff notes that as of March 31, 2025, the market capitalization of companies in the MSCI World ex-USA Small Cap Index ranged from $128 million to $11.2 billion. Please explain supplementally to the Staff why the Fund considers a company with a market capitalization at the top of this range to be a small cap company for an international fund. Is it consistent with industry indices, classifications used by rating organizations, or definitions used in financial publications? See Question 6 of the Staff’s 2001 Frequently Asked Questions about Rule 35d-1 (the “2001 Names Rule FAQs”).

Response No. 5:	The Registrant believes that the Fund’s current definition of small cap companies as those companies that, at the time of purchase of the securities, have a total market capitalization in the range of (i) companies included in the MSCI World ex-USA Small Cap Index, or (ii) $500 million to $8 billion, is appropriate.

June 2, 2025

The Registrant respectfully notes that in connection with the 2023 adoption of amendments to the Names Rule, in January 2025 the Staff withdrew Question 6 of the 2001 Names Rule FAQs. However, under the Names Rule, as recently amended, funds have the flexibility to define the terms used in their names, provided that the meanings of such terms are consistent with plain English or established industry use. The Registrant believes that the use of the MSCI World ex-USA Small Cap Index and a market cap range of up to $8 billion, as contemplated for the Fund, meets these requirements.

The Registrant believes that its use of the MSCI World ex-USA Small Cap Index for this purpose is appropriate. As set forth in the factsheet for the MSCI World ex-USA Small Cap Index, the index “captures small cap representation across 22 of 23 Developed Markets (DM) countries (excluding the United States)” and “covers approximately 14% of the free float-adjusted market capitalization in each country.” This means that the index includes the smaller companies comprising approximately 14% of the total value of public equities in the DM countries (which, for purposes of the index, include Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the UK).

MSCI’s non-US indices are the most widely used and widely recognized indices for international small cap companies in the industry, and many international small cap funds use these indices for purposes of defining small cap companies and/or as a benchmark index. While Morningstar does not have an international small cap category, based on the Registrant’s analysis of funds across Morningstar’s Foreign Small/Mid market segment (including blend, growth, and value), of which the Fund would be a part of and of which approximately 50% of funds are small cap only funds, the MSCI World ex-USA Small Cap Index and MSCI’s other international small cap indices (the MSCI EAFE Small Cap Index and MSCI ACWI ex USA Small Cap Index) represent 38% of listed prospectus benchmarks. As of April 30, 2025, constituents in the MSCI EAFE Small Cap Index ranged between $105 million and $10.9 billion and constituents in the MSCI ACWI ex USA Small Cap Index ranged between $63 million and $12 billion.

Based on the widespread use and recognition of MSCI’s international small cap indices, the Registrant believes that its definition of small cap companies by reference to this index is consistent with investors’ expectations and established industry use. Moreover, the Registrant has clearly disclosed its definition of small cap and, as noted in response to Comment No. 6 below, will disclose the market capitalization range of the index as of a recent date.

Additionally, the Registrant believes it has become established industry practice to define market capitalization based on industry benchmarks. The Registrant believes that companies with market capitalizations in the range of $500 million to $8 billion are appropriately considered small cap for an international fund based on industry benchmarks that track international small cap companies. For example, in addition to the MSCI benchmarks referenced above, as of April 30, 2025, (i) the FTSE Global Small Cap ex US Index and the FTSE Developed Small Cap ex US Index (market-capitalization weighted indices representing the performance of small cap stocks in developed and emerging markets or developed only markets, excluding the US) ranged in market capitalization from $0 to $22 billion; and (ii) the S&P Global Ex US Small Cap Index and the S&P Developed

June 2, 2025

Ex-U.S. SmallCap Index (which seek to measure the stocks representing the lowest 15% of float-adjusted market cap in either developed and emerging countries or in developed only countries, excluding the US) ranged in market capitalization from $6.15 million to $18.9 billion. $500 million to $8 billion are well within the range of these established industry benchmark indices.

Lastly, as markets change over time, the small capitalization range in the international stock market likewise changes. Accordingly, the Registrant believes it is appropriate to use both an index and a static market cap range as the basis for its definition of small cap companies, which will permit Redwood to manage the Fund to reflect fluctuations in the markets over time. Further, the Fund’s definition of small cap companies to include a static market cap range in addition to an index is designed to smooth out volatile swings in the MSCI World ex-USA Small Cap Index market capitalization range at the time of quarterly rebalances, during which the upper boundary of the range can drop considerably overnight.

For these reasons, the Registrant believes that its definition of small cap is appropriate and consistent with regulatory requirements.

Comment No. 6:	Please disclose the market capitalization range of the MSCI World ex-USA Small Cap Index as of a recent date.

Response No. 6:	The Registrant will make the requested change in the Amendment.

Comment No. 7:	One of the ways that the Fund defines small cap companies is companies that, at the time of purchase of the securities, have a total market capitalization in the range of $500 million to $8 billion. Please explain supplementally to the Staff why the Fund considers a company with a market capitalization of $8 billion to be a small cap company for an international fund. Is it consistent with industry indices, classifications used by rating organizations, or definitions used in financial publications? See Question 6 of the 2001 Names Rule FAQs.

Response No. 7:	The Registrant believes its definition of small cap companies (including companies with a market capitalization of up to $8 billion) meets the requirements of the Names Rule. Please refer to the response to Comment No. 5 above.

Comment No. 8:	The third paragraph of the Fund’s principal investment strategy states that the Fund generally holds approximately 50 holdings. Please add corresponding risk disclosure regarding holding a limited number of issuers or explain to the Staff why such disclosure is not necessary.

Response No. 8:	The Registrant will add the requested risk disclosure in the Amendment.

Prospectus Summary—Management

Comment No. 9:	Please move the paragraph discussing co-management of the Fund out of the summary prospectus. See General Instruction C.3(b) to Form N-1A.

Response No. 9:	The Registrant will make the requested change in the Amendment and move the disclosure regarding co-management of the Fund to the Item 10 disclosure.

June 2, 2025

Prospectus Summary—Shareholder Information

Comment No. 10:	The first sentence in this section of the summary prospectus states: “Minimum Investments: the following minimums apply to an account in the Fund, whether invested in Class A Shares.” This sentence appears to be incomplete. Please revise.

Response No. 10:	The Registrant will make the requested change in the Amendment and revise the sentence to state: “Minimum Investments: the following minimums apply to an account in the Fund.”

Prospectus—Investment Objectives, Principal Investment Strategies and Related Risks—ESG Integration

Comment No. 11:	Please disclose what ESG factors Redwood looks at when integrating ESG analysis into its investment process.

Response No. 11:	While the Redwood investment team integrates ESG analysis into both the quantitative and qualitative components of their investment process, Redwood does not prioritize any one ESG factor over another and generally considers environmental, social, or governance issues that Redwood believes may materially impact the long-term performance of a company. The Registrant will include in the Amendment the revised disclosure set forth below to clarify this point.

Although the Fund does not seek to implement a specific environmental, social and governance (“ESG”), impact or sustainability strategy unless otherwise disclosed, the Redwood investment team integrates ESG analysis into both the quantitative and qualitative components of their investment process through the use of both third-party ESG specific information and its own proprietary research. The foundation of the Redwood investment process is bottom-up, fundamental research that seeks engagement with management about the most relevant and critical ESG variables to help identify opportunities and avoid risk. Redwood complements this engagement with research provided by third-party resources. Redwood does not prioritize any one ESG factor over another and generally considers environmental, social, or governance issues that Redwood believes may materially impact the long-term performance of a company.

Comment No. 12:	Please explain supplementally to the Staff why there is no corresponding principal risk disclosure included regarding integrating ESG factors. Alternatively, please consider adding principal risk disclosure regarding integration of ESG factors.

Response No. 12:	As disclosed in the Registration Statement, the Fund does not seek to implement a specific ESG, impact, or sustainability strategy and therefore does not consider ESG investing to be a principal investment strategy of the Fund. The disclosure regarding integration of ESG is related to Redwood’s overall investment process.

Because ESG investing is not a principal investment strategy of the Fund, the Registrant does not believe principal risk disclosure regarding integration of ESG factors are required under Form N-1A. The Registrant respectfully notes that the third paragraph of the ESG Integration disclosure includes a brief discussion of the potential risks of ESG considerations. The Registrant believes this disclosure is sufficient to address the risks regarding integration of ESG factors into Redwood’s investment process.

June 2, 2025

Prospectus—Shareholder Information—Purchasing and Redeeming Fund Shares

Comment No. 13:	The first paragraph in this section of the prospectus includes a sentence that states: “Ordinarily, the Fund will issue a redemption check within seven days after the Transfer Agent receives a redemption request in good order.” Please also disclose the number of days following the receipt of a redemption request in which Fund “typically” expects to pay out redemption proceeds. The Staff does not believe disclosing that redemption checks are ordinarily issued within seven days meets the requirements of Item 11(c)(7) of Form N-1A.

Response No. 13:	The Registrant will revise the sentence in the Amendment to more closely track Item 11(c)(7) of Form N-1A and state: “Typically, the Fund will issue a redemption check within seven days after the Transfer Agent receives a redemption request in good order.”

Comment No. 14:	The first paragraph in this section of the prospectus includes a sentence that states: “However, when you buy shares with a check, via Automatic Investment Plan, or online, the Fund will not issue payment for redemption requests against those funds until the purchase proceeds are available, which may take up to 15 days” (emphasis added). Please delete “via Automatic Investment Plan, or online” from this sentence, consistent with Section 22(e) of the 1940 Act and Staff’s April 3, 1975 no-action letter to the Investment Company Institute (pub. avail. May 3, 1975) regarding procedures for redemption of mutual fund shares under circumstances where an investor seeks to redeem shares within a very few days after sending a check intended to cover the purchase of such shares. The Staff believes the ICI no-action letter does not permit the Fund to delay redemption proceed payments beyond the Section 22(e) seven days for purchases via Automatic Investment Plan or online.

Response No. 14:	The Registrant will make the requested change in the Amendment.

Comment No. 15:	The second paragraph in this section of the prospectus states that the Fund may pay redemption proceeds using cash obtained through borrowing arrangements. Please disclose whether this method of meeting shareholder redemption requests is used regularly or only in stressed market conditions.

Response No. 15:	The Registrant will make the requested change in the Amendment by adding the following disclosure: Paying redemption proceeds with cash obtained through borrowing arrangements is considered in the daily operations of the Fund, particularly during periods when the Fund is in net redemptions. The Manager may use this method of meeting shareholder redemption requests in various circumstances, including, by not limited to, for tax purposes, other operational purposes, or during stressed market conditions.

June 2, 2025

Prospectus—Shareholder Information—Sales Charges—Class A Shares

Comment No. 16:	The footnote to the Class A Shares table states that “[t]he CDSC is waived if the shareholder’s financial intermediary notified the Distributor before the shareholder purchased the Class A Shares that the financial intermediary would waive the 1.00% Dealer Allowance noted in the chart above.” The Staff does not believe the current disclosure meets the requirements of Item 12(a)(2) of Form N-1A, because it does not sufficiently “identify” the individuals to which this CDSC waiver would apply. Please disclose how an investor would know that the financial intermediary had notified the Distributor that the CDSC would be waived.

Response No. 16:	The Registrant respectfully notes that details regarding each class of individuals or transactions to which the waivers of sales charges, including CDSCs, would apply are disclosed in the section of the prospectus entitled “Shareholder Information—Waivers of Sales Charges.” If a shareholder qualifies for such a waiver, the financial intermediary is not paid a Dealer Allowance when the shareholder purchases Class A shares. Consequently, the shareholder will not be charged a CDSC on redemptions made within 12 months of their purchase. However, for the Distributor to apply such waiver to a shareholder who does not invest directly with the Fund, a shareholder’s financial intermediary must inform the Distributor of the shareholder’s waiver eligibility. The Registrant will include in the Amendment a revised footnote, as set forth below, to clarify this point.

* Purchases of Class A Shares which, when combined with current holdings of Class A Shares of the Alger Family of Funds offered with a sales charge, equal or exceed $1,000,000 in the aggregate may be made at net asset value without any initial sales charge, but may be subject to a contingent deferred sales charge (“CDSC”) of 1.00% on redemptions made within 12 months of purchase. The CDSC is waived if the shareholder qualifies for a waiver, as disclosed below under “Waivers of Sales Charges”, and the shareholder’s financial intermediary notified the Distributor before the shareholder purchased the Class A Shares ~~that the financial intermediary would waive the 1.00% Dealer Allowance noted in the chart above~~.

Comment No. 17:	The final sentence in the “Distribution and/or Service (12b-1) Fees” paragraph of this section of the prospectus states that “[t]hese fees will increase the cost of your investment in Class A Shares and may cost you more than paying other types of sales charges.” Consistent with Item 12(b)(2) of Form N-1A, please revise this sentence to state: “Because these fees are paid out of Fund assets on an ongoing basis, over time these fees will increase . . .”

Response No. 17:	The Registrant will make the requested change in the Amendment.

Prospectus—Other Information—Redemptions by the Fund

Comment No. 18:	The second paragraph in this section of the prospectus states: “The Fund and its agents reserve the right at any time to reject or cancel all or any part of any purchase or exchange order and to redeem all Fund shares if it suspects the shareholder is engaged in, or has engaged in, abusive trading practices and/or violations of any applicable securities laws.” While the Staff has granted no-

June 2, 2025

action relief from Section 2(a)(32) of the 1940 Act for involuntary redemption of small accounts (see Investment Company Institute, No-Action Letter (pub. avail. May 1, 1975)) and for involuntary redemption for failing to provide taxpayer identification numbers (see Scudder Group of Funds, No-Action Letter (pub. avail Sept. 15, 1992)) the Staff is not aware of similar exemptive relief provided for involuntary redemptions in response to abusive trading practices. Please explain supplementally to the Staff why it is consistent with Section 2(a)(32) of the 1940 Act for the Fund to redeem all Fund shares due to abusive trading practices.

Response No. 18:	The Registrant is not aware of any provision under the 1940 Act that expressly prohibits the redemption of Fund shares if a shareholder has engaged in abusive trading practices. Indeed, the 1940 Act and the rules and regulations thereunder either (i) expressly prohibit abusive trading practices (such as late trading, which violates Rule 22c-1(a) under the 1940 Act) or, (ii) discourage abusive trading practices (such as market timing). The Registrant respectfully submits that its Declaration of Trust (the “Declaration of Trust”) provides the Board of Trustees with broad authority to redeem Fund shares if the Trustees determine, in their sole discretion, that failure to so redeem may have materially adverse consequences to the holders of shares of the Fund. The Registrant believes abusive trading practices would have materially adverse consequences to the holders of shares of the Fund and that it is therefore appropriate under the Declaration of Trust and the rules and regulations of the 1940 Act to involuntarily redeem all of a shareholder’s Fund shares if the shareholder has engaged in abusive trading practices.

Prospectus—Hypothetical Investment and Expense Information

Comment No. 19:	Please confirm supplementally to the Staff whether the hypothetical investment and expense examples will reflect the Fund’s higher expense ratio after the expiration of the fee waiver agreement.

Response No. 19:	The Registrant confirms that the hypothetical investment and expense examples in the Amendment will reflect the Fund’s higher expense ratio after the expiration of the fee waiver agreement on October 31, 2026.

SAI

Comment No. 20:	In accordance with the requirements of Item 15 of Form N-1A, please disclose the date that the Fund was organized.

Response No. 20:	The Registrant confirms that the dates the Registrant and the Fund were organized are included in the Registration Statement in the section of the SAI entitled “Organization”.

SAI—Investment Strategies and Policies

Comment No. 21:	The final sentence in the second paragraph of the “Certain Securities and Investment Techniques” section of the SAI states: “The Fund may purchase put and call options and sell (write) covered call and put options on securities and securities indexes to increase gain and to hedge against the risk of unfavorable price movements.” Please confirm for the Staff whether this is a strategy of this Fund, as there is no disclosure regarding options in the Fund’s prospectus.

June 2, 2025

Response No. 21:	The Registrant confirms that purchasing and selling options is not part of the Fund’s principal investment strategy; however, these investments are not prohibited under the Fund’s principal investment strategy or investment restrictions. Therefore, in accordance with Form N-1A’s tiered disclosure format, information regarding options is included in the Fund’s SAI disclosure.

Comment No. 22:	The third paragraph in the “Derivative Transactions—Swap Transactions” section of the SAI states: “The Fund’s current obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the segregation of permissible liquid assets of the Fund.” Please confirm that the asset segregation language is still accurate given the adoption of Rule 18f-4 under the 1940 Act.

Response No. 22:	The Registrant confirms that the language regarding asset segregation remains accurate, despite the adoption of Rule 18f-4 under the 1940 Act. While no longer required for regulatory purposes, the Fund would still need to post collateral for swap transactions due to margin requirements.

Part C

Comment No. 23:	Please disclose in an appropriate location of the prospectus a brief description of Section 7.9 of the Declaration of Trust regarding derivative actions, including that Section 7.9 of the Declaration of Trust does not apply to claims arising under federal securities laws. See Section 14 of the 1933 Act and Section 47(a) of the 1940 Act.

Response No. 23:	The Registrant is not aware of any requirement pursuant to Form N-1A to include the requested disclosure in the Fund’s prospectus. Accordingly, the Registrant respectfully declines to revise the prospectus in response to this comment.

Comment No. 24:	Consistent with Section 6(a) of the 1933 Act, please also identify the Registrant’s Principal Accounting Officer.

Response No. 24:	Registrant’s Principal Financial Officer has the responsibilities of a principal accounting officer, notwithstanding that no title of “Principal Accounting Officer” exists for Registrant.

*  *  *  *

Please do not hesitate to contact me at (212) 806-8838 if you have any comments or you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Tina Payne
Tina Payne

cc:	Mia G. Pillinger, Esq., Fred Alger Management, LLC
Nicole M. Runyan, Esq., Kirkland & Ellis LLP

June 2, 2025

ATTACHMENT A

Shareholder Fees

	Class A
Maximum sales charge (load) imposed on purchases as a % of offering price	5.25%
Maximum deferred sales charge (load) as a % of purchase price or redemption proceeds, whichever is lower	None	*

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class A
Advisory Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses**	0.62%

Total Annual Fund Operating Expenses	1.62%
Fee Waiver and/or Expense Reimbursement***	(0.42)%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.20%

*	Purchases of $1 million or more of Class A Shares at net asset value may be subject to a contingent deferred sales charge of 1.00% on redemptions made within 12 months of purchase.
**	“Other Expenses” are based on estimated amounts for the current fiscal year. Actual expenses may differ from estimates.
***

Fred Alger Management, LLC (the “Manager”) has contractually agreed to waive and/or reimburse Fund expenses (excluding acquired fund fees and expenses, dividend expense on short sales, net borrowing costs, interest, taxes, brokerage expenses, fees in connection with the ReFlow Fund, LLC liquidity program, extraordinary expenses, and certain proxy expenses, to the extent applicable) through October 31, 2026 to the extent necessary to limit other expenses and any other applicable share class-specific expenses of the Class A Shares of the Fund to 0.45% of the class’s average daily net assets. This expense reimbursement may only be amended or terminated prior to its expiration date by agreement between the Manager and the Fund’s Board of Trustees, and will terminate automatically in the event of termination of the Investment Advisory Agreement. The Manager may recoup any fees waived or expenses reimbursed pursuant to the contract; however, the Fund will only make repayments to the Manager if such repayment does not cause the Fund’s expense ratio after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived or reimbursed, and (ii) the Fund’s current expense cap. Such recoupment is limited to two years from the date the amount is initially waived or reimbursed.

Shareholder Fees

Class Z
None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class Z
Advisory Fees	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.50%

Total Annual Fund Operating Expenses	1. 25%
Fee Waiver and/or Expense Reimbursement**	(0.40)%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.85%

June 2, 2025

*	“Other Expenses” are based on estimated amounts for the current fiscal year. Actual expenses may differ from estimates.
**

Fred Alger Management, LLC (the “Manager”) has contractually agreed to waive and/or reimburse Fund expenses (excluding acquired fund fees and expenses, dividend expense on short sales, net borrowing costs, interest, taxes, brokerage expenses, fees in connection with the ReFlow Fund, LLC liquidity program, extraordinary expenses, and certain proxy expenses, to the extent applicable) through October 31, 2026 to the extent necessary to limit other expenses and any other applicable share class-specific expenses of the Class A Shares of the Fund to 0.10% of the class’s average daily net assets. This expense reimbursement may only be amended or terminated prior to its expiration date by agreement between the Manager and the Fund’s Board of Trustees, and will terminate automatically in the event of termination of the Investment Advisory Agreement. The Manager may recoup any fees waived or expenses reimbursed pursuant to the contract; however, the Fund will only make repayments to the Manager if such repayment does not cause the Fund’s expense ratio after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived or reimbursed, and (ii) the Fund’s current expense cap. Such recoupment is limited to two years from the date the amount is initially waived or reimbursed.